

December 2, 2010

Mr. Peter K. Baker
Chief Executive Officer
Crystal Rock Holdings, Inc.
1050 Buckingham St.
Watertown, CT 06795

>   **Re: Crystal Rock Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended October 31, 2009**
>   **Filed January 25, 2010**
>   **File No. 0-31797**

Dear Mr. Baker:

We have reviewed your response letter dated November 16, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies, page 26

1.   We reviewed your response to comment two in our comment letter dated October 21, 2010. Please explain to us why it is appropriate to apply a 30% control premium to the fair value you determined using discounted cash flows. In doing so, please be sure to address how you concluded the value indication of the discounted cash flows model is based upon a minority level as opposed to control level. Also explain why it is appropriate to add your cash balance to the values determined under the guideline companies and discounted cash flow approaches. Additionally, please review for

accuracy the proposed disclosure that "[i]f the fair value exceeds the equity value in step one then step two estimates the fair value of the Company's assets and liabilities (including unrecognized intangible assets)." In this regard, we assume step two is performed when equity value exceeds fair value. Finally, we note in your proposed disclosure you indicate that valuation consultants provided certain assumptions and that "[t]hese experts are highly qualified to make such estimations." You also indicate that you depended on valuation consultants for calculation of a control premium. To the extent you plan to include these references to third party experts in future filings, the disclosure should make clear whether management determined the assumptions, including the control premium, and in doing so considered or relied in part upon the advice of third party experts, or whether the assumptions are attributed to the third party experts. If the latter, please consider that your periodic reports serve as Section 10(a)(3) updates to an effective registration statement, and tell us your consideration of the disclosure requirements of Rule 436 of Regulation C with respect to identifying the experts and filing consents from those parties.

Financial Statements, page F-1

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss), page F-4

2.   Reference is made to your proposed disclosure included in your response to comment four in our comment letter dated October 21, 2010. We note you have not proposed to disclose the amount of income tax expense or benefit allocated to reclassification adjustments. Please refer to ASC 220-10-45-12 and tell us what consideration you gave to providing this disclosure.

You may contact Adam Phippen at (202) 551-3336 if you have any questions. In his absence, direct your questions to Robyn Manuel at (202) 551-3823. Any other questions may be directed to me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief